December 20, 1995


          Decade's Monthly Income and Appreciation Fund
                     - A Limited Partnership

        Third Supplemental Letter to All Limited Partners


                          Introduction

     In addition to the information set forth in the Offer to Purchase and the Annexes and Exhibits thereto and the First and Second Supplemental Letters sent to all Limited Partners, Limited Partners of Decade's Monthly Income & Appreciation Fund -- A Limited Partnership (the "Partnership") should carefully consider the following information in deciding whether to tender limited partnership interests ("Interests") for $800 cash per Interest under the terms and subject to the conditions set forth in this Offer to Purchase, the Supplemental Letters to Limited Partners and in the related Letter of Acceptance (which constitute the "Offer"). The Offer, proration period, and withdrawal rights will expire at 12:00 midnight, Milwaukee time, on December 29, 1995, unless extended by the Partnership. The Partnership will also accept up to 3,707 Interests, conditioned upon the financing for which the Partnership has recently obtained a commitment from Associated Bank.


                Expected Financing To Fund Offer

     The Partnership intends to enter into a credit facility with Associated Bank, N.A. ("Credit Facility"), and such financing would be available to fund additional purchases of Interests in this Offer. While the Agreement has to be executed, the Partnership has obtained a commitment from Associated Bank such that it may borrow up to $1,850,000 at an interest rate of prime (reset monthly). The Partnership will provide Associated Bank N.A. with a first mortgage and assignment of rents from The Meadows I and also pay a 1/2% origination fee. The Credit Facility will be due three years after it is entered into, and interest payments and amortization payments, based upon a 25-year term, will be due on the first of each month.

     It is anticipated that the Credit Facility will be entered into on or about December 28, 1995. The commitment for the Credit Facility is conditioned upon Associated Bank N.A. receiving an appraisal of The Meadows I in excess of $2,500,000, receiving a suitable architect's inspection report, and receiving an acceptable Phase I environmental report on The Meadows I. The Partnership believes it will be able to provide such documents and assist Associated Bank N.A. in obtaining such documents. The Credit Facility will be prepayable by the Partnership at any time, without premium or penalty. The Partnership will be required to make prepayments from the proceeds of any sale of The Meadows I. The Partnership anticipates making required interest and principal payments on the Credit Facility from operating cash flow.


                      Offer Expiration Date

     The Offer, withdrawal and proration rights will expire on December 29, 1995, 12:00 midnight, Milwaukee time, unless otherwise extended.


                   Tendered Interests To Date

     As of noon, December 19, 1995, 337 Limited Partners have tendered 2,816.87 Interests.